FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 9, 2005

Commission File Number  001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Agenda of AUO’s 2005 Annual General Shareholders’ Meeting dated June 14, 2005.
2.	2004 Summary Annual Report of AU Optronics Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 9, 2005	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU OPTRONICS CORP.

2005 Annual General Shareholders’ Meeting

Meeting Agenda

Date: June 14, 2005

----Disclaimer----
THIS IS A TRANSLATION OF THE ADGENDA FOR THE 2005 ANNUAL GENERAL SHAREHOLDERS’ MEETING (“THE AGENDA”) OF AU OPTRONICS CORP. (“THE COMPANY”). THE TRANSLATION IS FOR REFERENCE ONLY. IF THERE IS ANY DISCREPANCY BETWEEN THE ENGLISH VERSION AND CHINESE VERSION, THE CHINESE VERSION SHALL PREVAIL.

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Table of Contents

I.	Meeting Procedure

II.	Meeting Agenda

III.	Attachments

	1.	Independent Auditors’ Report and 2004 Financial Statements

	2.	2004 earnings distribution statement

	3.	Comparison table for the Articles of Incorporation before and after amendments

IV.	Appendices

	1.	Shareholding of directors and supervisors

	2.	AUO Rules and Procedures for Shareholders' Meeting

	3.	Articles of Incorporation (before amendments)

	4.	Influence of proposed stock dividend distribution upon 2005 operating performance, EPS, and return on investment

	5.	Earning distribution proposal and the presumed EPS after the distribution

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I. Meeting Procedure

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AU Optronics Corp.
2005 Annual General Shareholders’ Meeting Procedure

1. Commencement

2. Chairman’s address

3. Meeting agenda

4. Extraordinary motions

5. Adjourn meeting

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II. Meeting Agenda

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AU Optronics Corp.
2005 Annual General Shareholders’ Meeting Agenda

1.	Status Report

	(1)	AUO 2004 Report of Business
	(2)	Supervisors’ report of 2004 Audited Financial Report
	(3)	Report of indirect investments in China in 2004
	(4)	Report on the issuance of secured corporate bond in 2004
	(5)	Report on the issuance of new common shares to sponsor ADS offering in 2004

2.	Acceptance and Discussion

	(1)	To accept the 2004 Business Report and Financial Statements
	(2)	To approve the proposal for distribution of 2004 profits
	(3)	To approve the capitalization of 2004 stock dividends and employee stock bonus
	(4)	To approve the revisions to Articles of Incorporation
	(5)	To approve the issuance of new common shares for cash to sponsor DR offering
	(6)	To approve the proposal to opt for tax benefits on the issuance of new common shares in 2004 in accordance with the Statute of Upgrading Industries promulgated by the ROC Ministry of Economic Affairs

3.	Extraordinary Motions

4.	Adjourn Meeting

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1. Status Report

(1) AUO 2004 Report of Business

2004 was a highly volatile year for the TFT-LCD industry. After seven consecutive quarters of remarkable growth, the TFT-LCD industry faced a sharp downturn beginning in the third quarter of 2004 as both market demand and panel prices dropped significantly.

Despite such unpredictable market conditions, AUO had record financial results for 2004 with sales revenues of NT$168 billion and net income of NT$28 billion, representing increases of 60% and 79% respectively compared with 2003 fiscal results. AUO also had record high capital expenditures exceeding NT$80 billion in 2004. Our sixth-generation fab located in Taichung was the first in Taiwan and the third in the world to commence test production and produced its first panel in November 2004. These achievements have ensured our leadership among Taiwanese TFT-LCD manufacturers and reflect our commitment to building a strong presence in the fast growing LCD TV market.

Looking back on the past few years, we believe we have extended our leadership in Taiwan and widened the gap between our competitors and us by focusing on advanced technology, research and development, capacity expansion, and diversification of product portfolio. As the emerging digital lifestyle continues to inspire a broad range of TFT-LCD applications for consumer products, we are optimistic about the growth of our business in an expanding and rapidly developing industry. However, we also foresee critical challenges ahead:

1.	Korean TFT-LCD manufacturers continue to increase investment in the latest -generation TFT-LCD facilities to expand their market share of the fast growing LCD TV market.
2.	Japanese competitors continue to leverage their competitive strengths in the strong consumer brand names, technological know-how, as well as complete and localized supply chain, and have re-entered th e TFT-LCD market in consumer electronics through joint ventures or merger and acquisitions.
3.	China’s two fifth-generation fabs have commenced mass production and could become potential competitors.

To face the rapidly-changing business environment, AUO has taken major strides to meet the challenges head-on:

1.	Enhance overall operational efficiency by focusing on quality and efficiency in every aspect of our business and operations, such as design, technology, research and development, productivity, marketing, product management, customer service, inventory and logistics management.

2.	Expand investment in human capital and advanced technologies to facilitate the development, in tegration and management of encompassing technology platform and supply chain, in order to im prove our core competencies in technologies and costs.

3.	Target high-growth market segments and technologies such as displays for LCD TVs, consumer electronics, communications and mobile devices, and displays for entertainment, automotive and industrial electronic applications ..

4.	Develop next-generation TFT-LCD technologies to address the future demand for LCD TVs that are la rger than 40 inches.

Our corporate motto in 2005 is “Back to basics, execute to excellence.” Our management team and employees will continue to focus on fundamental principles at work and to implement every detail of standard operating procedures through continuous training to ensure flawless execution. We are well-prepared to react quickly and effectively to a fast-evolving and ever-challenging TFT-LCD market, and are confident we will achieve success in the long-term.

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AUO remains committed to our core principles of integrity and competency and our mission to be a global l e ader in flat panel displays by providing the highest quality products and services and by working with our customers and suppliers as business partners. We will continue to strive to realize our vision to enrich the digital lifestyle with optronics innovations and to maximize our shareholders’ value.

On behalf of the management team, we wish to express our gratitude to all employees for their relentless efforts and dedication and to our business partners and shareholders for their full support.

Thank You.

KY Lee, Chairman and CEO

HB Chen, President and COO

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(2) Supervisors’ Report of 2004 Audited Financial Report

The Board of Directors has prepared and submitted to us the Company’s 2004 Financial Statements, which have been audited by KPMG. The Financial Statements present fairly the financial position of the Company and the results of its operations and cash flows. We, as the Supervisors of the Company, have reviewed these Financial Statements, Report of Operations, and the proposals relating to distribution of net profit. According to Article 219 of the Company Law in ROC, we hereby submit this report.

AU Optronics Corp.

Supervisors:

Chieh-Chien Chao

Representative of BENQ Corporation

Ko-Yung (Eric) Yu

Representative of China Development Industrial Bank

Shin (David) Chen

(3) Report of indirect investments in China in 2004

As of Dec. 31, 2004
Investee	Investing entity	Accumulated inv estment amount	Limit for investment amount in China*
AU Optronics (Suzhou) Corp	AU Optronics (L) Corp.	USD 170,000 thousand (or NTD 5,732,683thousand)	NTD 27,613,119 thousand
*	As per local regulations, the limit is calculated based on AUO’s net worth as of Dec 31, 2004 as follows (Amount in NTD million): [net worth 130,566 –10 ,000] * 20% + 5,000 * 30% + 5,000 * 40%.

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(4)
Report on the issuance of secured corporate bond in 2004

1.
In accordance with our long-term financing plans and capital expenditures, the Board of Directors resolved on February 10, 2004 to issue NTD 6 billion of secured corporate bond.

2.
The said offering was completed by April 24, 2004, upon the approval granted by the ROC Securities and Futures Bureau (formerly known as “Securities and Futures Commission”) on April 12, 2004.

(5)
Report on the issuance of new common shares to sponsor ADS offering in 2004

Issuing Date	June 23, 2004

Issuance & Listing	NYSE

Total Amount (US$)	480,000,000

Offering Price (US$)	16.00

Units Issued	30,000,000

Underlying Securities	AUO common shares

Common Shares Represented	300,000,000

Rights and Obligations of ADS Holders	Same as the common stockholders

Trustee	N/A

Depositary Bank	Citibank N. A. New York

Custodian Bank	Citibank N.A. Taipei Branch

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2. Acceptance and Discussion

(1)	To accept the 2004 Report of Business and Financial Statements (the proposal was submitted by th e Board of Directors)

Explanation:
-	The 2004 Financial Statements, including Balance Sheet, Income Statement, Statement of Changes in Stockholders' Equity, and Statement of Cash Flows, have been audited by KPMG and approved by the Board of Directors. The Supervisors have reviewed the 2004 Report of Business and Financial Statements.
-	For 2004 Financial Statements and the Auditors ’Rep ort thereto, please refer to Attachment 1.

Resolution:

(2)	To approve the proposal for distribution of 2004 profits (the proposal was submitted by the Board of Directors)

Explanation:
-	The proposed distributions are allocated from 2004 earnings available for distribution.
-	For 2004 earning distribution statement, please refer to Attachment 2.

Resolution:

(3)	To approve the capitalization of 2004 stock dividends and employee stock bonus (the proposal was submitted by the Board of Directors)

Explanation:
-	For the purpose of capacity expansion, it is proposed that a total of NTD 5,425,062,350 (representing 542,506,235 common shares) from AUO ’s retained earnings be capitalized and of which NTD4,451,436,800 is allocated for shareholder stock dividend and NTD 973,625,550 for employee stock bonus.
-	The capitalization plan will take effect upon the approval of related authorities. The stock dividend distribution will be based on the list of shareholders registered as of the record date of stock dividend. Each shareholder will be entitled to receive 90 common shares for every 1,000 common shares. If a portion of the dividend does not amount to one full share, the shareholders concerned may pool together fractional shares to form one full share and register the same within 5 days from th e record date. Shareholders will be paid unregistered fractions of shares in cash based on the frac tion of the face value represented with calculations rounded down to the nearest one NTD. The remaining shares will be designated for subscription at face value by AUO Employee Welfare Commission. AUO’s Chairman is authorized to decide the allocation of employee stock bonus.
-	The rights and obligations of the new common shares are the same as existing ones.
-	AUO ’s Board is authorized to determine the capacity expansion concerned.
-	The Board is authorized to set the record date of stock dividend after the capitalization plan receives approval from related authorities.

Resolution:

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(4)	To approve the revisions to Articles of Incorporation (the proposal was submitted by the Board of Directors)

Explanation:
-	It is proposed that Articles 2 , 5 and 17 be amended to meet the Company’s operation needs and accommodate the revisions of law and regulation.
-	A comparison table for the Articles of Incorporation before and after revisions is attached hereto as Attachment 3.

Resolution:

(5)	To approve the issuance of new common shares for cash to sponsor DR offering. (the proposal was submitted by the Board of Directors)

Explanation:

-	It is proposed that the Shareholders’ Meeting to authorize the Board of Directors, depending on the Company’s capital needs and market conditions, to issue new common shares for cash to sponsor Depositary Receipt (“DR”) offering. The number of new common shares to be issued by the Company in connection with the DR offering should be determined by the Board which shall not exceed 500,000,000 common shares, and the Board may, within the issuance limit and based on th e market conditions, adjust the issue size, provided that the new common shares should be is sued by the Company at one time. The Board may file with the competent authority to apply for th e extension, deferral, or cancellation of the issuing plan.
-	10% of the new common shares shall be allocated for the employees' subscription under the applicable law. Preemptive rights to subscribe the remaining 90% shall be waived by the shareholders and such remaining 90% should be offered to the public, under Article 28-1 of the Securities and Exchange Law, to sponsor the DR offering. Any new common shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market demand, to be allocated as underlying shares of the DRs or to be subscribed by the designated person(s).
-	The issue price of the new common shares will be determined with reference to (a) the closing price of the Company’s common shares or American Depositary Shares (“ADSs”) at the time of pricing or (b) the average of the closing price of the Company’s common shares or ADSs for 1, 3 or 5 consecutive trading days prior to the pricing date (each of (a) and (b) is referred to hereinafter as the “Reference Price”). The Chairman is authorized to coordinate with the underwriter of the DR offering to determine the actual issue price in accordance with market conditions, provided th at, the actual issue price shall not be less than 90% of the Reference Price, factoring out the bonus shares issued as stock dividend.
-	Given the item above, the Reference Price and the actual issue price will be determined in accordance with the market practice and the applicable law. In addition, assuming that the Company issues 500,000,000 common shares in connection with the DR offering which is approximately 9.18% of the Company’s total outstanding common shares prior to the capitalization of 2004 stock dividends, it is unlikely that such issuance will have a material dilutive effect on the holding of the existing shareholders. Thus, setting of the issue price of the new common shares shall be reasonable and should not have a material adverse effect on the rights and benefits of the existing shareholders.
-	The Board is authorized to determine the terms and conditions of the new share issuance, the use of proceeds, the schedule and the estimated effect of the new share issuance, the plan of the DR offering and all other matters related to the new share issuance and the DR offering, including any amendment on the registration documents ordered by the competent authority or required by

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market conditions.
-	The Chairman or the Chairman's designee is authorized, on behalf of the Company, to sign all agreements and documents in connection with issuance of the new common shares and the DR offering and handle all related matters.
-	The Board is authorized to determine all other issues not outlined above pursuant to the applicable laws.

Resolution:

(6)	To approve the proposal to opt for tax benefits on the issuance of new common shares in 2004 in accordance with the Statute of Upgrading Industries (the “Statute”) promulgated by the ROCMinistry of Economic Affairs (the proposal was submitted by the Board of Directors)

Explanation:
-	AUO had issued NTD 3 billion common shares, representing 300 million common shares, to sponsor ADS offering in 2004. The proceeds were utilized to construct plants and procure TFT LCD manufacturing facilities, which meet the requirements set out in “the Categories of Important IT Products” under the Statute. In accordance with Article 9 of the Statute, upon the approval from th e Shareholders’ Meeting, AUO has the option of tax exemption on all revenues generated by the said facilities.

Resolution:

3. Extraordinary Motions

4. Adjourn Meeting

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III. Attachments

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Attachment 1:

     AU OPTRONICS CORP.

Financial Statements

December 31, 2003 and 2004

(With Independent Auditors' Report Thereon)

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English Translation of Audit Report Originally Issued in Chinese

Independent Auditors’ Report

The Board of Directors
AU Optronics Corp.:

We have audited the balance sheets of AU Optronics Corp. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ e quity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations for Auditing of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of AU Optronics Corp. as of and for the years end December 31, 2004 and 2003, and have expressed an unqualified opinion on such financial statements.

KPMG Certified Public Accountants

Hsinchu, Taiwan (the Republic of China)
February 3, 2005

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with the accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are t h ose generally accepted and applied in the Republic of China.

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets
December 31, 2004 and 2003
(Expressed in thousands of New Taiwan dollars)

	2004		2003

	NT$	%	NT$	%
Assets
Current assets:
Cash and cash equivalents	16,528,558	8	16,624,106	11
Short-term investments, net	1,586,504	1	2,136,504	1
Notes and accounts receivable, net	15,292,249	7	9,711,285	6
Receivables from related parties	5,486,663	2	9,695,086	6
Other current financial assets	503,758	-	246,906	-
Inventories, net	13,793,686	6	8,514,899	6
Prepayments and other current assets	594,522	-	423,153	-
Net deferred tax assets	2,462,903	1	2,795,733	2

Total current assets	56,248,843	25	50,147,672	32

Long-term investments:
Equity method	11,020,916	5	3,240,924	2
Cost method	198,530	-	-	-

	11,219,446	5	3,240,924	2

Property, plant and equipment:
Land	159,996	-	159,996	-
Buildings	14,905,070	7	13,944,719	9
Machinery and equipment	136,216,435	62	101,235,243	66
Leasehold improvements and Other equipment	7,736,931	3	4,396,494	3

	159,018,432	72	119,736,452	78
Less: accumulated depreciation	(60,162,217)	(27)	(39,119,327)	(25)
Construction in progress	12,366,766	5	2,925,068	2
Prepayment for purchases of land and equipment	37,864,541	17	11,300,107	7

Net property, plant and equipment	149,087,522	67	94,842,300	62

Intangible assets	1,062,747	1	2,237,936	1

Other assets:
Idle assets, net	1,259,621	1	1,492,584	1
Refundable deposits	1,109,684	1	1,016,425	1
Deferred charges	919,084	-	843,495	1
Net deferred tax assets	507,461	-	-	-
Restricted cash in bank	29,200	-	29,200	-

Total other assets	3,825,050	2	3,381,704	3

Total assets	221,443,608	100	153,850,536	100

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Balance Sheets (continued)
December 31, 2004 and 2003
(Expressed in thousands of New Taiwan dollars, except par value)

	2004		2003

	NT$	%	NT$	%
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	5,800,000	3	-	-
Accounts payable	14,192,923	6	14,270,202	10
Payables to related parties	11,161,422	5	9,690,029	6
Accrued expenses and other current liabilities	4,967,531	2	2,969,569	2
Equipment and construction in progress payable	6,176,008	3	5,800,595	4
Current installments of long-term liabilities	5,896,110	3	6,892,110	4

Total current liabilities	48,193,994	22	39,622,505	26

Long-term liabilities:
Bonds payable excluding current installments	6,000,000	3	-	-
Long-term borrowings excluding current installments	36,491,700	16	21,253,410	15

Total long-term liabilities	42,491,700	19	21,253,410	15

Other liabilities	192,319	-	320,094	-

Total liabilities	90,878,013	41	61,196,009	41

Stockholders ’eq uity:
Capital stock:
Common stock, NT$10 par value	49,580,409	22	43,522,372	28

Capital surplus:
Premiums on capital stock	37,987,449	17	25,020,255	16
Excess from conversion of convertible bonds	3,794,968	2	3,794,968	2
Excess from merger	3,382,676	2	3,382,567	2

	45,165,093	21	32,197,790	20

Retained earnings:
Legal reserve	2,168,260	1	602,267	-
Unappropriated retained earnings	34,104,623	15	16,578,660	11

	36,272,883	16	17,180,927	11

Cumulative translation adjustment	(201,809)	-	4,419	-

Treasury stock	(250,981)	-	(250,981)	-

Total stockholders’ equity	130,565,595	59	92,654,527	59

Total Liabilities and Stockholders’ Equity	221,443,608	100	153,850,536	100

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Statements of Operations
Years ended December 31, 2004 and 2003
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2004		2003

	NT$	%	NT$	%

Net sales	164,603,464	100	97,610,121	100
Cost of goods sold	125,809,250	76	75,289,562	77

Gross profit	38,794,214	24	22,320,559	23

Operating expenses:
Selling	2,135,602	1	1,185,999	1
General and administrative	3,036,913	2	2,177,939	2
Research and development	5,011,547	3	3,386,352	4

	10,184,062	6	6,750,290	7

Operating income	28,610,152	18	15,570,269	16

Non-operating income:
Interest revenue	142,527	-	153,814	-
Investment gain recognized by equity method	-	-	634,671	1
Gain on sale of investments	39,929
Gain on market price recovery of short-term
investment	-	-	126,883	-
Other income	258,290	-	214,729	-

	440,746	-	1,130,097	1

Non-operating expenses and losses:
Interest expense	595,250	1	764,210	1
Investment loss recognized by equity method	169,734	-	-	-
Loss on sale of investments	-	-	99,282	-
Other loss	261,716	-	263,615	-

	1,026,700	1	1,127,107	1

Income before income tax	28,024,198	17	15,573,259	16
Income tax expense (benefit)	61,346	-	(86,669)	-

Net income	27,962,852	17	15,659,928	16

Earnings per common share:	Pre-tax	After-tax	Pre-tax	After-tax

Basic earnings per common share	5.84	5.82	3.63	3.65

Diluted earnings per common share			3.60	3.61

Basic earnings per common share-
retroactively adjusted			3.39	3.41

Diluted earnings per common share-
retroactively adjusted			3.36	3.38

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Statements of Changes in Stockholders' Equity
Years ended December 31, 2004 and 2003
(Expressed in thousands of New Taiwan dollars)

	Capital Stock			Retained earnings

	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Unappropriated earnings	Cumulative translation adjustment	Treasury stock	Total

Balance at December 31, 2002	40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,828,044
Appropriation for legal reserve	-	-	-	602,267	(602,267)	-	-	-
Cash dividend	-	-	-	-	(2,006,917)	-	-	(2,006,917)
Issuance of shareholders stock dividends	2,006,917	-	-	-	(2,006,917)	-	-	-
Issuance of employee stock bonus	433,632	-	-	-	(433,632)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	(54,204)	-	-	(54,204)
Net income for 2003	-	-	-	-	15,659,928	-	-	15,659,928
Purchase of treasury stock	-	-	-	-	-	-	(68,132)	(68,132)
Cumulative translation adjustment	-	-	-	-	-	(22,732)	-	(22,732)
Convertible bonds converted to common stock	839,878	(1,012)	479,674	-	-	-	-	1,318,540

Balance at December 31, 2003	43,522,372	-	32,197,790	602,267	16,578,660	4,419	(250,981)	92,654,527
Issuance of common stock for cash	3,000,000	-	12,967,194	-	-	-	-	15,967,194
Appropriation for legal reserve	-	-	-	1,565,993	(1,565,993)	-	-	-
Cash dividend	-	-	-	-	(5,208,285)	-	-	(5,208,285)
Issuance of shareholders stock dividends	2,170,119	-	-	-	(2,170,119)	-	-	-
Cash employees’ profit sharing	-	-	-	-	(380,535)	-	-	(380,535)
Issuance of employee stock bonus	887,918	-	-	-	(887,918)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	(70,470)	-	-	(70,470)
Effect on disproportionate participation in
investee’s capital increase	-	-	109	-	(153,569)	-	-	(153,460)
Net income for 2004	-	-	-	-	27,962,852	-	-	27,962,852
Cumulative translation adjustment	-	-	-	-	-	(206,228)	-	(206,228)

Balance at December 31, 2004	49,580,409	-	45,165,093	2,168,260	34,104,623	(201,809)	(250,981)	130,565,595

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English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.
Statements of Cash Flows
Years ended December 31, 2004 and 2003
(Expressed in thousands of New Taiwan dollars)

	2004	2003

	NT$	NT$
Cash flows from operating activities:
Net income	27,962,852	15,659,928
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,816,179	15,671,751
Provision for early redemption of convertible bonds and amortization of discount for commercial paper	-	31,799
Allowance of doubtful accounts, sales returns and discounts, and others	645,030	62,840
Provision for inventory devaluation	560,402	223,850
Provision for idle assets devaluation	136,574	74,837
Unrealized exchange loss (gain), net	4,046	(70,837)
Investment loss (gain)	129,805	(662,272)
Increase in notes and accounts receivable (including related parties)	(2,801,399)	(9,244,017)
Increase in inventories	(5,839,189)	(719,882)
Decrease (increase) in prepayments and other cu rrent assets	(151,790)	659,543
Increase in notes and accounts payable (inclu ding related parties)	1,708,904	12,672,271
Increase in accrued expenses and other current liabilities	1,997,962	1,097,925
Increase in deferred tax assets, net	(294,415)	(86,669)
Increase in accrued pension liabilities	59,323	43,799

Net cash provided by operating activities	47,934,284	35,414,866

Cash flows from investing activities:
Decrease in short-term investments	557,723	1,072,932
Acquisition of property, plant and equipment	(76,154,525)	(36,200,128)
Proceeds from disposal of property, plant and equipment	318,010	560,644
Inc rease in long-term equity investments	(8,773,744)	(1,514,043)
Proceeds from disposal of long-term investments	230,736	-
Decrease in restricted cash in bank	-	23,000
Inc rease in intangible assets, and deferred charges	(483,045)	(996,243)
Inc rease in refundable deposits	(93,259)	(3,034)

Net cash used in investing activities	(84,398,104)	(37,056,872)

Cash flows from financing activities:
Inc rease in short-term borrowings	5,800,000	-
Decrease in guarantee deposits	(44)	(21,821)
Repayment of long-term borrowings and bonds payable	(6,892,110)	(10,792,110)
Inc rease in long-term borrowings and bonds payable	27,338,150	5,552,300
Purchase of treasury stock	-	(68,132)
Cash dividend	(5,208,285)	(2,006,917)
Directors’ and supervisors’ remuneration and employee profit sharing	(451,005)	(54,204)
Iss uance of common stock for cash	15,967,194	-

Net cash provided by (used in) financing activities	36,553,900	(7,390,884)

Effect of exchange rate change on cash	(185,628)	(2,035)

Net decrease in cash and cash equivalents	(95,548)	(9,034,925)
Cash and cash equivalents at beginning of year	16,624,106	25,659,031

Cash and cash equivalents at end of year	16,528,558	16,624,106

Supplemental disclosures of cash flow information:
Cash paid for interest expense	573,463	725,670

Cash paid (received) for income taxes	14,189	(15,581)

Additions to property, plant and equipment:
Inc rease in property, plant and equipment	76,696,387	41,313,247
Decrease (increase) in equipment and construction in progress payable	(541,862)	(5,113,119)

Cash paid	76,154,525	36,200,128

Supplementary disclosure of non-cash investing and financing activities
Current installments of long-term liabilities	5,896,110	6,892,110

Convertible bonds applying for conversion	-	1,318,540

~ 21~

Attachment 2: 2004 Earnings Distribution Statement

Amount in NTD
Items	Amount
Net profit, 2004	27,962,851,775
Less:
10% provisioned as legal reserve	2,796,285,178
Special reserve (Note 1)	201,808,797
2004 earnings available for distribution	24,964,757,800
Plus:
Un-appropriated retained earnings for previous years	6,295,340,346
Less:
Effect of disproportionate participation in investee’s capital increase	153,569,368
Un-appropriated retained earnings up to Dec. 31, 2004	31,106,528,778
Earnings distribution items:
Remunerations to directors and supervisors (Note 2)	37,447,137
Profit sharing to employees in cash	649,083,703
Profit sharing to employees in stock	973,625,550
Stock dividends to common shareholders	4,451,436,800
Cash dividends to common shareholders (Note 3)	5,935,249,076
Total earnings distribution	12,046,842,266
Un-appropriated retained earnings after earnings distribution	19,059,686,512

Note:
1	.	Allocated in pursuant to local rules.
2	.	Allocated as 0.15% of 2004 earnings available for distribution.
3	.	A list of shareholders as of the dividend record date will be entitled for cash dividends. Cash dividends will be paid per the number of shares held as of the record date, with calculations rounded down to the nearest one NTD.

~ 22 ~

Attachment 3:

Comparison Table for the Articles of Incorporation
Before and After Amendments

Number of Article	Before Amendments			After Amendments			Reason for Amendment

Article 2	The scope of business of the Company shall be as follows:			The scope of business of the Company shall be as follows:			To accommodate the amendment of law and regulation

	1.	CC01080	Electronic parts and components manufacturing business	1.	CC01080	Electronic parts and components manufacturing business
	2.	F119010	Electronic material wholesale business	2.	F119010	Electronic material wholesale business
	3.	F401030	Manufacturing and exporting business	3.	CC01030	Electronic appliances and AV electronics products manufacturing business
	4.	CC01030	Electronic appliances manufacturing business

	To research, develop, produce, manufacture and sell the following products:			To research, develop, produce, manufacture and sell the following products:
	(1)	Plasma display and related systems		(1)	Plasma display and related systems
	(2)	Liquid crystal display and related systems		(2)	Liquid crystal display and related systems
	(3)	Organic light emitting diodes and related systems		(3)	Organic light emitting diodes and related systems
	(4)	Amorphous silicon photo sensor device parts and components		(4)	Amorphous silicon photo sensor device parts and components
	(5)	Thin film photo diode sensor device parts and components		(5)	Thin film photo diode sensor device parts and components
	(6)	Thin film transistor photo sensor device parts and components		(6)	Thin film transistor photo sensor device parts and components
	(7)	Touch imaging sensors		(7)	Touch imaging sensors
	(8)	Full color active matrix flat panel displays		(8)	Full color active matrix flat panel displays
	(9)	Field emission displays		(9)	Field emission displays
	(10)	Single crystal liquid crystal displays		(10)	Single crystal liquid crystal displays
	(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules		(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules
	(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules		(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules
	(13)	The simultaneous operation of a trade business relating to the Company's business		(13)	The simultaneous operation of a trade business relating to the Company's business

	The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.			The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 5	The total capital of the Company is Fifty-Eight Billion New Taiwan Dollars (NT$58,000,000,000), divided into Five Billion and Eight Hundred Million (5,800,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in installments			The total capital of the Company is Seventy Billion New Taiwan Dollars (NT$70,000,000,000), divided into Seven Billion (7,000,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares i n installments.			To meet the operation needs

~ 23 ~

Article 17	These Articles of Incorporation were adopted by the incorporators in the incorporators meeting held on July 18, 1996.......... (omitted) The eleventh amendment was made on April 29, 2004.

These Articles of Incorporation were adopted by the incorporators in the incorporators meeting held on July 18, 1996..........

(omitted)

The eleventh amendment was made on April 29, 2004. The twelfth amendment was made on June 14, 2005.

To add the amendment date

~ 24~

IV. Appendices

~ 25 ~

Appendix 1: Shareholding of Directors and Supervisors

As of April 16, 2005, the local record date of 2005 Annual Shareholders’ Meeting, AUO has issued capital stocks for NTD 49,580,408,970, representing 4,958,040,897 common shares. In accordance with the Article 26 of the Securities & Exchange Law in ROC, the minimum requirements of the collective shareholding are 198,321,636 common shares for Directors and 19,832,164 shares for Supervisors.

As of the local record date, April 16, 2005, the actual collective shareholdings of Directors and Supervisors were 670,991,475 and 698,238,552 shares, respectively. The sum of the both accounted for 14.36% of AUO ’s total issued shares. Each of their shareholdings is shown as below:

Title	Name of Representative	Shareholders represented	No. of shareholding	Shareholding %

Chairman	Kuen-Yao (KY) Lee		7,330,376	0.15
Director	Hsuan Bin (HB) Chen		4,891,623	0.10
Director	Po-Yen Lu	BenQ Corporation	657,370 ,440	13.26
Director	Hsi-Hua Sheaffer Lee	BenQ Corporation	657,370 ,440	13.26
Director	Hui Hsiung	BenQ Corporation	657,370,440	13.26
Director	Chin-Bing Peng	Darly 2 Venture Ltd.	1,399,036	0. 03
Independent Director	Vivien Huey-Juan Hsieh		0	0. 00
Independent Director	T.J. Hunag		0	0. 00
Independent Director	Cheng-Chu Fan		0	0. 00

Total			670,991,475	13.54

Independent Supervisor	Chieh-Chien Chao		0	0.00
Supervisor	Ko-Yung (Eric) Yu	BenQ Corporation	657,370,440	13.26
Supervisor	Shin (David) Chen	CDIB	40,868,112	0.82

Total			698,238,552	14.08

~ 26 ~

Appendix 2: AUO Rules and Procedures for Shareholders' Meeting

Approved by the Shareholders' Meetings
on April 17, 1997

Amended by the Shareholders' Meetings
on April 23, 1999

1.	Shareholders’ meeting of the Company shall be conducted in accordance with the Rules and Procedures.

2.	Shareholders or their proxies attending the shareholders’ meeting (the “Meeting”) shall submit the attendance card for the purpose of signing in. The number of shares represented by shareholders or their proxies attending the Meeting shall be calculated in accordance with the attendance cards submitted by the shareholders or their proxies.

3.	The quorum required for the Meeting and the votes cast by the shareholders shall be calculated in accordance with the number of shares representing by shareholders attending the Meeting.

4.	The Meeting shall be held at the head office of the Company or at any other appropriate place that is convenient for the shareholders to attend. The time to start the Meeting shall not be earlier than 9:00 a.m. or later than 3:00 p.m.

5.	The chairman of the board of directors shall be the chairman presiding at the Meeting in the case that the Meeting is convened by the board of directors. In case the chairman of the board of directors is on leave or cannot exercise his power and authority for any reason, the vice chairman shall act on behalf of the chairman. In case the Company has no vice chairman, or the vice chairman is also on leave or unable to exercise his and authority for any reason, the chairman of the board of directors shall designate one of the directors to act on behalf of the chairman. If the chairman does not make such designation, the directors shall elect from and among themselves an acting chairman of the board of directors. If the Meeting is convened by the person other than the board of directors who is permitted to convene such Meeting, such person shall be the chairman presiding the Meeting.

6.	The Company may appoint designated counsel, CPA or other related persons to attend the Meeting.

7.	The process of the Meeting shall be tape-recorded or videotaped and these tapes shall be preserved for at least one year .

8.	Chairman shall call the Meeting to order at the time scheduled for the meeting. If the number of shares represented by the shareholders present at the Meeting has not yet constituted the quorum at the time scheduled for the Meeting, the chairman may postpone the time for the Meeting. The postponements shall be limited to two times at the most and Meeting shall not be postponed for longer than one hour in the aggregate. If after two postponements no quorum can yet be constituted but the shareholders present at the Meeting represent more than one- third of the total outstanding shares of the Company, tentative resolutions may be made in accordance with Paragraph 1, Article 175 of the Company Law of the Republic of China. If during the process of the Meeting the number of shares represented by the shareholders present becomes sufficient to constitute the quorum, the chairman may submit the tentative resolutions to the Meeting for approval in accordance with Article 174 of the Company law of the Republic of China.

9.	The agenda of the Meeting shall be set by the board of directors, if the Meeting is convened by the board of directors. The Meeting shall proceed in accordance with the agenda unless otherwise resolved at the Meeting.

During the Meeting, the chairman may, at his/her discretion, set time for intermission. Unless otherwise resolved at the Meeting, the chairman cannot announce adjournment of the Meeting before all the discussion items listed in the agenda are resolved. The shareholders cannot designated any other person as chairman and continue the Meeting in the same or other place after the Meeting is adjourned.

10.	When a shareholder present at the Meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder ’s number, and the name of the shareholder. The sequence of speeches by shareholders

~ 27 ~

should be decided by the chairman. If any shareholder presenting the Meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the speech of a shareholder are inconsistent with the contents of the speech note, the contents of actual speech shall prevail. Unless otherwise permitted by the chairman and the shareholder in speaking, no shareholder shall interrupt the speeches of the other shareholder, otherwise the chairman shall stop such interruption.

11.	Unless otherwise permitted by the chairman, each shareholder shall not, for each discussion item, speak more than two times or longer than 5 minutes each time. In case the speech of any shareholder violates this provision or exceeds the scope of the discussion item, the chairman may stop the speech of such shareholder.

12.	Any legal entity designated as proxy by a shareholder(s) to be present at the Meeting may appoint only one representative to attend the Meeting. If a legal entity designates two or more representatives to attend the Meeting, only one representative can speak for each discussion item.

13.	After the speech of a shareholder, the chairman may respond him/herself or appoint an appropriate person to respond.

14.	The chairman may announce to end the discussion of any discussion item and go into voting if the chairman deems it appropriate.

15.	The person(s) to monitor and the person(s) to count the ballots shall be appointed by the chairman. The person(s) monitoring the ballots shall be a shareholder(s). The result of voting shall be announced at the Meeting and recorded in the minutes of the Meeting.

16.	Except otherwise provided in the Company Law of the Republic of China or the Articles of Incorporation of the Company, a resolution shall be adopted by a majority of the votes represented by the shareholders present at the Meeting. The resolution shall be deemed adopted and shall have the same effect as if it was voted by casting ballots if no objection is voiced after solicitation by the chairman.

17.	If there is amendment to or substitute for a discussion item, the chairman shall decide the sequence of voting for such discussion item, the amendment or the substitute. If any of them has been adopted, the other shall be deemed vetoed and no further voting is necessary.

18.	The chairman may require or supervise the disciplinary officers or the security guards to assist in keeping order of the Meeting place. Such disciplinary officers or security guards shall wear badges marked “Disciplinary Officer” for identification purpose.

19.	In case of incident due to force majeure, the chairman may decide to temporarily suspend the Meeting or to announce adjournment and decide the day to reconvene the Meeting.

20.	Any matter not provided in the Rules and Procedures shall be handled in accordance with the Company Law of Republic of China and the Articles of Incorporation of the Company.

21.	The Rules and Procedures shall become effective from the date on which the Rules and Procedures are approved by the Meeting. The same shall apply to amendments to the Rules and Procedures.

~ 28 ~

Appendix 3: Articles of Incorporation (before amendments)

Chapter 1: General Provisions

Article 1

     The Company is incorporated, registered and organized as a company limited by shares and permanently existing in accordance with the Company Law of the Republic of China (the "Company Law") and the Company's English name is AU Optronics Corp.

Article 2

      The scope of business of the Company shall be as follows:

1.	CC01080	Electronic parts and components manufacturing business
2.	F119010	Electronic material wholesale business
3.	F401030	Manufacturing and exporting business
4.	CC01030	Electronic appliances manufacturing business

      To research, develop, produce, manufacture and sell the following products:

(1)	Plasma display and related systems

(2)	Liquid crystal display and related systems

(3)	Organic light emitting diodes and related systems

(4)	Amorphous silicon photo sensor device parts and components

(5)	Thin film photo diode sensor device parts and components

(6)	Thin film transistor photo sensor device parts and components

(7)	Touch imaging sensors

(8)	Full color active matrix flat panel displays

(9)	Field emission displays

(10)	Single crystal liquid crystal displays

(11)	Original equipment manufacturing for amorphous silicon thin film transistor process and flat panel display modules

(12)	Original design manufacturing and original equipment manufacturing business for flat panel display modules

(13)	The simultaneous operation of a trade business relating to the Company's business

     The operation of the businesses listed above shall be conducted in accordance with the relevant laws and regulations.

Article 3

     The head office of the Company shall be in the Science-Based Industrial Park, Hsinchu, Taiwan, the Republic of China ("R.O.C.") or such other appropriate place as may be decided by the board of directors (the "Board"). Subject to the approval of the Board and other relevant authorities, the Company may, if necessary, set up branches, factories, branch operation offices or branch business offices both inside and outside of the R.O.C.

Article 4

     The total amount of the Company's investment is not subject to the restriction of Article 13 of the Company Law. The Company may provide guarantees or endorsements on behalf of third parties due to business or investment relationships with such third parties.

Chapter 2: Shares

Article 5

~ 29 ~

     The total capital of the Company is Fifty-Eight Billion New Taiwan Dollars (NT$58,000,000,000), divided i n to Five Billion and Eight Hundred Million (5,800,000,000) shares with a par value of Ten New Taiwan Dollars (NT$10) each and in registered form. The Board of Directors is authorized to issue the un-issued shares in i n stallments.

     A total of 100,000,000 shares among the above total capital should be reserved for issuance of employee stock options, which may be issued in installments.

Article 6

     The share certificates of the Company shall be all in registered form. The share certificates, after due registration with the competent authority, shall be signed or sealed by at least three directors and shall be legally authenticated prior to issue.

     Where it is necessary for the Company to deliver its share certificates to the Taiwan Securities Central Depositary Co., Ltd. (“TSCD”) for custody of such share certificates, the Company may, upon request of the TSCD, combine its share certificates into larger denominations.

     The Company may, pursuant to the applicable laws and regulations, deliver shares or other securities through the book-entry system maintained by the TSCD, instead of physical certificates evidencing shares or other securities.

Article 7

     The Company may charge its net cost for handling, replacing or exchanging share certificates if the original share certificates were transferred, lost or destroyed.

Chapter 3: Shareholders' Meetings

Article 8

     Shareholders' meetings shall be of two types, ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened annually by the Board within six months of the end of each fiscal year. Extraordinary meetings shall be convened in accordance with the relevant laws, whenever necessary.

Article 9

     Unless otherwise provided in the Company Law, a resolution shall be adopted at a meeting attended by the shareholders holding and representing a majority of the total issued and outstanding shares and at which meeting a majority of the attending shareholders shall vote in favor of the resolution. In case a shareholder is unable to attend a shareholders' meeting, such shareholder may issue a proxy in the form issued by the Company, setting forth the scope of authorization by signing and affixing such shareholder's seal on the proxy form for the representative to be present on such shareholder's behalf. Except for trust enterprises or other stock transfer agencies approved by the securities authorities, if a person is designated as proxy by more than two shareholders, any of his voting rights representing in excess of 3% of the total issued and outstanding shares shall not be considered. The Company shall receive the proxy i n strument five days prior to the date of the shareholders' meeting. If more than one proxy is received with respect to the same shareholder, the earlier one received by the Company shall be legally effective.

Chapter 4: Directors and Supervisors

Article 10

     The Company shall have seven to nine directors and three supervisors elected at shareholders' meetings and the person to be elected must have legal competence. The term of office for all directors and supervisors shall be three (3) years. The directors and supervisors are eligible for re-election. The number of shares held by all directors collectively and all supervisors collectively shall not be lower than their respective percentages stipulated by government authority in accordance with relevant laws.

~ 30 ~

Article 11

     The Company shall have a chairman of the Board. The chairman of the Board shall be elected by and among the directors by a majority of directors present at a meeting attended by more than two thirds of directors. As necessary, a vice chairman may be elected by and among the directors. The chairman of the Board shall preside internally at the meetings of the Board and shall externally represent the Company. In case the chairman of the Board cannot exercise his power and authority, the vice chairman shall act on his behalf. In case there is no vice chairman or the vice chairman is also on leave or cannot exercise his power and authority for any reason, the chairman of the Board may designate one of the directors to act on his behalf. In the absence of such a designation, the directors shall elect a designee from among themselves.

Article 12

     Where a director is unable to attend a meeting of the Board, he may appoint another director to represent him by proxy in accordance with Article 205 of the Company Law. Each director may act as a proxy for one other director only.

Chapter 5: President & Vice Presidents

Article 13

     The Company shall have a president and several vice presidents. Appointment, dismissal, and remuneration of the president and vice presidents shall be subject to the provisions of the Company Law.

Chapter 6: Accounting

Article 14

     After the end of each fiscal year, the Board shall submit the following documents: (1) business report, (2) financial statements, (3) proposal for allocation of surplus or recovery of loss. The above documents shall be examined by the supervisors or audited by an accountant appointed by the supervisors and then submitted to the shareholders at the ordinary meeting of shareholders for their adoption.

Article 15

Where the Company has a profit at the end of each fiscal year, the Company shall first allocate the profit to recover losses for preceding years. Ten percent of any remaining net earnings shall be allocated as the Company's legal reserve. The balance shall be distributed as follows:

1.	employee bonus: 5% to 10%;

2.	remuneration of directors and supervisors: no more than 1%; and

3.	all or a portion of the remaining balance shall be distributed as shareholders' dividends.

     The Company's dividend policy will be to pay dividends from surplus. Upon consideration of factors such as the Company's current and future investment environment, cash requirements, competitive conditions inside and outside of the R.O.C. and capital budget requirements, the shareholders' interest, maintenance of a balanced dividend and the Company's long term financial plan, the Board shall propose the profit allocation each year subject to relevant laws, then submit such proposal to the shareholders' meeting for approval. In principle, no less than 10% of the total dividend to be paid with respect to any fiscal year shall be paid in the form of cash. However, the ratio for cash dividend may be adjusted in accordance with the actual profits generated in and the operation status of the fiscal year concerned.

Chapter 7: Supplementary Articles

Article 16

~ 31 ~

     With respect to the matters not provided herein, the Company Law and other applicable laws and regulations shall govern.

Article 17

     These Articles of Incorporation were enacted by the incorporators in the incorporators meeting held on July 18, 1996 and were effectively approved by the competent authority.

The first amendment was made on September 18, 1996.

The second amendment was made on September 15, 1997.

The third amendment was made on April 23, 1998.

The fourth amendment was made on April 23, 1999.

The fifth amendment was made on March 9, 2000.

The sixth amendment was made on May 10, 2001.

The seventh amendment was made on May 10, 2001.

The eighth amendment was made on October 17, 2001.

The ninth amendment was made on May 21, 2002.

The tenth amendment was made on May 29, 2003.

The eleventh amendment was made on April 29, 2004.

~ 32 ~

Appendix 4: Influence of proposed stock dividend distribution upon 2005 operating performance, EPS, and return on investment

Items	Year	2005 (forecast)
Capital stock, beginning of the year		NTD 49,580,408,970
Dividend distribution (per common share)	Cash dividend	NTD 1.2(Note 1)
	Stock dividend from retained earnings	0.09 common shares (Note 1)
	Stock dividend from capital surplus	-
Operating performance	Operating Income	Note 2
	% change in operating profit (YoY)	Note 2
	Net Income	Note 2
	% change in net income (YoY)	Note 2
	EPS	Note 2
	% change in EPS	Note 2
	Average return on investment (%)	Note 2
Pro forma EPS and P/E ratio	If retained earnings distributed in cash dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2
If retained earnings distributed in cash dividend & capital surplus not distributed in stock dividend
	Pro forma EPS	Note 2
	Pro forma average return on investment (%)	Note 2

Note:
1.	Earnings distribution proposal is to be approved by Annual Shareholders ’M eeting on June 14, 2005.
2.	The Company will not announce any financial forecast for year 2005. The influence of proposed stock dividend distribution upon 2005 operating performance and EPS is not applicable.

~ 33 ~

Appendix 5: Earning distribution proposal and the presumed EPS after the distribution
                        (resolved by the Board of Directors meeting on April 26, 2005)

(1)	Employee profit sharing: NTD 973,625,550 distributed in stock at par value (NTD 10), and NTD 649,083,703 distributed in cash.

Remuneration for Directors and Supervisors: NTD 37,447,137 in cash.

(2)	The amount of employee stock bonus is estimated to be 17.95% of the total capitalization of 2004 stock dividends and employee stock bonus and 1.77% of total shares outstanding after the capitalization.

(3)	Presumed EPS is NTD 5.48 to reflect distribution of employee profit sharing and cash remuneration for Directors and Supervisors.

~ 34 ~

Item 2

AU OPTRONICS CORP.

2004 Summary Annual Report

(NYSE SYMBOL: AUO)

LETTER TO OUR SHAREHOLDERS

Dear Shareholders,

2004 was a highly volatile year for the TFT-LCD industry. After seven consecutive quarters of remarkable growth, the TFT-LCD industry faced a sharp downturn beginning in the third quarter of 2004, as both market demand and panel prices dropped significantly.

Despite such unpredictable market conditions, AUO had record financial results for 2004 with sales revenues of NT$168 billion and net income of NT$28 billion, representing increases of 60% and 79% respectively compared with 2003 fiscal results. AUO also had record high capital expenditures, exceeding NT$80 billion in 2004. Our sixth-generation fab located in Taichung was the first in Taiwan and the third i n the world to commence test production and produced its first panel in November 2004. These achievements have ensured our leadership among Taiwanese TFT-LCD manufacturers and reflect our commitment to building a strong presence in the fast growing LCD TV market.

Looking back on the past few years, we believe we have extended our leadership in Taiwan and widened the gap between our competitors and us by focusing on advanced technology, research and development, capacity expansion, and diversification of product portfolio. As the emerging digital lifestyle continues to n i spire a broad range of TFT-LCD applications for consumer products, we are optimistic about the growth of our business in an expanding and rapidly developing industry. However, we also foresee critical challenges ahead:

1.	Korean TFT-LCD manufacturers continue to increase investment in the latest-generation TFT-LCD facilities to expand their market share of the fast growing LCD TV market.

2.	Japanese competitors continue to leverage their competitive strengths in the strong consumer brand names, technological know-how, as well as complete and localized supply chain, and have re-entered the TFT-LCD market in consumer electronics through joint ventures or merger and acquisitions .

3.	China’s two fifth-generation fabs have commenced mass production and could become potential competitors .

To face the rapidly-changing business environment, AUO has taken major strides to meet the challenges head-on:

1.	Enhance overall operational efficiency by focusing on quality and efficiency in every aspect of our business and operations, such as design, technology, research and development, productivity, marketing, product management, customer service, inventory and logistics management.

2.	Expand investment in human capital and advanced technologies to facilitate the development, in tegration and management of encompassing technology platform and supply chain, in order to im prove our core competencies in technologies and costs.

3.	Target high-growth market segments and technologies such as displays for LCD TVs, consumer electronics, communications and mobile devices, and displays for entertainment, automotive and industrial electronic applications.

4.	Develop next-generation TFT-LCD technologies to address the future demand for LCD TVs that are larger than 40 inches.

Our corporate motto in 2005 is “Back to basics, execute to excellence.” Our management team and employees will continue to focus on fundamental principles at work and to implement every detail of standard operating procedures through continuous training to ensure flawless execution. We are well-prepared to react quickly and effectively to a fast-evolving and ever-challenging TFT-LCD market, and are confident we will achieve success in the long-term.

AUO remains committed to our core principles of integrity and competency and our mission to be a global leader in flat panel displays by providing the highest quality products and services and by working with our customers and suppliers as business partners. We will continue to strive to realize our vision to enrich the digital lifestyle with optronics innovations and to maximize our shareholders’ value.

On behalf of the management team, we wish to express our gratitude to all employees for their relentless efforts and dedication and to our business partners and shareholders for their full support.

Thank You.

KY Lee, Chairman and CEO

HB Chen, President and COO

Independent Auditors’ Report

The Board of Directors

AU Optronics Corp.:

We have audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountant and auditing standards generally accepted in the Republic of China, the condensed consolidated balance sheets of AU Optronics Corp. and subsidiaries as of December 31, 2004, and 2003, and the related condensed consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years then ended (originally issued in Chinese, and not presented herein).

In our report dated February 3, 2005, we expressed an unqualified opinion that the condensed consolidated financial statements referred to above present fairly, in all material respects, the financial position of AU Optronics Corp. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with the Guidelines Governing the Preparation of Financial Report by Securities Issuers and accounting principles generally accepted in the Republic of China.

In our opinion, the information set forth in the accompanying condensed consolidated balances sheets of AU Optronics Corp. and subsidiaries as of December 31, 2004 and 2003 and the related condensed consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years then ended is fairly stated, in all material respects, in relation to the originally issued consolidated financial statements from which it has been derived.

KPMG Certified Public Accountants

Hsinchu, Taiwan
February 3, 2005

The accompanying condensed consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars)

	2003	2004

Assets	NT$	NT$
Current assets:
Cash and cash equivalents	17,962,082	17,797,663
Short-term investments, net	2,286,504	1,586,504
Notes and accounts receivable, net	11,438,339	15,297,617
Receivables from related parties	5,522,640	5,420,358
Inventories, net	9,956,128	15,884,989
Other current financial assets	285,142	603,270
Prepayments and other current assets	435,776	693,999
Net deferred tax assets	2,795,733	2,462,903

Total current assets	50,682,344	59,747,303

Long-term investments:
Equity method	701,432	5,574,403
Cost method	185,329	376,285

	886,761	5,950,688

Property, plant and equipment:
Land	159,996	159,996
Buildings	14,445,741	16,648,783
Machinery and equipment	105,436,010	145,842,129
Leasehold improvements and other equipment	4,676,882	8,237,077

	124,718,629	170,887,985
Less: accumulated depreciation and amortization	(39,856,546)	(62,243,912)
Construction in progress	3,909,682	13,061,619
Prepayment for purchases of land and equipment	11,780,752	38,037,431

Net property, plant and equipment	100,552,517	159,743,123

Intangible assets	2,237,936	1,062,747

Other assets:
Idle assets, net	1,492,584	1,259,621
Refundable deposits	1,154,925	1,128,964
Deferred charges	1,034,574	1,265,318
Net deferred tax assets	-	507,461
Restricted cash in bank	29,200	29,200

Total other assets	3,711,283	4,190,564

Total assets	158,070,841	230,694,425

See notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (continued)
December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars except par value)

	2003	2004

	NT$	NT$
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	300,795	6,183,004
Accounts payable	22,149,503	27,129,790
Payables to related parties	1,019,031	750,582
Accrued expenses and other current liabilities	3,274,830	5,287,010
Equipment and construction in progress payable	6,153,328	7,165,981
Current installments of long-term liabilities	6,892,110	7,084,416

Total current liabilities	39,789,597	53,600,783

Long-term liabilities:
Long-term borrowings excluding current installments	25,306,447	40,334,053
Bonds payable excluding current installments	-	6,000,000

Total long-term liabilities	25,306,447	46,334,053

Other liabilities	320,270	193,994

Total liabilities	65,416,314	100,128,830

Commitments and contingent liabilities
Stockholders’ equity:
Capital stock:
Common stock, NT$10 par value	43,522,372	49,580,409

Capital surplus	32,197,790	45,165,093

Retained earnings:
Legal reserve	602,267	2,168,260
Unappropriated retained earnings	16,578,660	34,104,623

	17,180,927	36,272,883

Cumulative translation adjustment	4,419	(201,809)

Treasury stock	(250,981)	(250,981)

Total stockholders’ equity	92,654,527	130,565,595

Total Liabilities and Stockholders’ Equity	158,070,841	230,694,425

See notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

Years ended December 31, 2003 and 2004

(Expressed in thousands of New Taiwan dollars
except for per share data)

	2003	2004

	NT$	NT$

Net sales	104,860,642	168,111,569
Cost of goods sold	81,398,889	128,468,264

Gross profit	23,461,753	39,643,305

Operating expenses :
Selling	1,394,998	2,447,102
General and administrative	2,435,619	3,577,327
Research and development	3,386,352	5,011,547

	7,216,969	11,035,976

Operating income	16,244,784	28,607,329

Non-operating income:
Interest revenue	161,121	174,898
Investment gain recognized by equity method	-	34,268
Gain on market price recovery of short-term investments	126,883	-
Other income	242,840	291,809

	530,844	500,975

Non-operating expenses and losses:
Interest expense	819,240	796,279
Investment loss recognized by equity method	14,449	-
Other loss	368,680	287,827

	1,202,369	1,084,106

Income before income tax	15,573,259	28,024,198
Income tax expense (benefit)	(86,669)	61,346

Net income	15,659,928	27,962,852

Earnings per common share:
Basic earnings per common share	3.65	5.82

Diluted earnings per common share	3.61

Basic earnings per common share-
retroactively adjusted	3.41

Diluted earnings per common share- retroactively adjusted	3.38

See notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES
Condensed Consolidated Statements of Changes in Stockholders' Equity
Years ended December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars and shares)

	Capital Stock				Retained Earnings

	Common shares	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Unappropriated earnings	Cumulative translation adjustment	Treasury stock	Total

Balance at January 1, 2003	4,024,194	40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,828,044
Appropriation for legal reserve	-	-	-	-	602,267	(602,267)	-	-	-
Cash dividend	-	-	-	-	-	(2,006,917)	-	-	(2,006,917)
Issuance of shareholders stock dividends	200,692	2,006,917	-	-	-	(2,006,917)	-	-	-
Issuance of employee stock bonus	43,363	433,632	-	-	-	(433,632)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	-	(54,204)	-	-	(54,204)
Net income for 2003	-	-	-	-	-	15,659,928	-	-	15,659,928
Purchase of treasury stock	-	-	-	-	-	-	-	(68,132)	(68,132)
Cumulative translation adjustment	-	-	-	-	-	-	(22,732)	-	(22,732)
Convertible bonds converted to common stock	83,988	839,878	(1,012)	479,674	-	-	-	-	1,318,540

Balance at December 31, 2003	4,352,237	43,522,372	-	32,197,790	602,267	16,578,660	4,419	(250,981)	92,654,527
Issuance of common stock for cash	300,000	3,000,000	-	12,967,194	-	-	-	-	15,967,194
Appropriation for legal reserve	-	-	-	-	1,565,993	(1,565,993)	-	-	-
Cash dividend	-	-	-	-	-	(5,208,285)	-	-	(5,208,285)
Issuance of shareholders stock dividends	217,012	2,170,119	-	-	-	(2,170,119)	-	-	-
Cash employees’ profit sharing	-	-	-	-	-	(380,535)	-	-	(380,535)
Issuance of employee stock bonus	88,792	887,918	-	-	-	(887,918)	-	-	-
Directors’ and supervisors’ remuneration	-	-	-	-	-	(70,470)	-	-	(70,470)
Effect of disproportionate participation in investee’s capital increase	-	-	-	109	-	(153,569)	-	-	(153,460)
Net income for 2004	-	-	-	-	-	27,962,852	-	-	27,962,852
Cumulative translation adjustment	-	-	-	-	-	-	(206,228)	-	(206,228)

Balance at December 31, 2004	4,958,041	49,580,409	-	45,165,093	2,168,260	34,104,623	(201,809)	(250,981)	130,565,595

See notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2004
(Expressed in thousands of New Taiwan dollars)

	2003	2004

	NT$	NT$
Cash flows from operating activities:
Net income	15,659,928	27,962,852
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,780,225	23,653,128
Amortization of intangible assets and deferred charge	1,514,404	1,656,148
Provision for early redemption of convertible bonds and amortization of discount for commercial paper	31,799	-
Unrealized exchange loss (gain), net	(70,837)	4,046
Provision for inventory devaluation	324,186	588,428
Loss from disposal property, plant and equipment	63,555	22,539
Provision for idle assets devaluation	75,594	136,574
Investment gain	(14,224)	(75,230)
Increase in notes and accounts receivable (including related parties)	(6,894,206)	(4,541,413)
Increase in inventories	(1,770,744)	(6,517,288)
Decrease (increase) in prepayments and other current assets	662,702	(299,920)
Increase in deferred tax assets, net	(86,669)	(294,415)
Increase in notes and accounts payable (including related parties)	11,412,995	5,026,628
Increase in accrued expenses and other current liabilities	1,308,965	2,012,180
Increase in accrued pension liabilities	43,799	59,323

Net cash provided by operating activities	37,041,472	49,393,580

Cash flows from investing activities:
Decrease in short-term investments	974,003	708,756
Acquisition of property, plant and equipment	(39,300,566)	(81,868,673)
Proceeds from disposal of property, plant and equipment	10,954	-
Increase in long-term investments	(817,013)	(5,385,466)
Proceeds from disposal of long-term investments	-	230,736
Decrease in restricted cash in bank	23,000	-
Increase in intangible assets and deferred charges	(1,092,946)	(721,488)
Decrease (increase) in refundable deposits	(136,798)	25,961

Net cash used in investing activities	(40,339,366)	(87,010,174)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(469,649)	5,882,209
Increase (decrease) in guarantee deposits	(21,980)	1,455
Payment of long-term borrowings and bonds payable	(10,792,110)	(6,892,110)
Increase in long-term borrowings and bonds payable	8,740,405	28,315,772
Purchase of treasury stock	(68,132)	-
Issuance of common stock for cash	-	15,967,194
Cash dividend	(2,006,917)	(5,208,285)
Directors’ and supervisors’ remuneration and employees’ profitsharing	(54,204)	(451,005)

Net cash provided by (used in) financing activities	(4,672,587)	37,615,230

Effect of exchange rate change on cash	(24,631)	(163,055)

Net decrease in cash and cash equivalents	(7,995,112)	(164,419)
Cash and cash equivalents at beginning of year	25,957,194	17,962,082

Cash and cash equivalents at end of year	17,962,082	17,797,663

Supplemental disclosures of cash flow information:
Cash paid for interest expense	823,773	771,423

Cash paid (received) for income taxes	(15,581)	14,189

Additions to property, plant and equipment:
Increase in property, plant and equipment	44,414,072	83,047,775
Increase in equipment and construction in progress payable	(5,113,506)	(1,179,102)

Cash paid	39,300,566	81,868,673

Supplementary disclosure of non- cash investing and financing activities
Convertible bonds applying for conversion	1,318,540	-

See notes to condensed consolidated financial statements.

AU OPTRONICS CORP. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(1)  Basis of Presentation

AU Optronics Corp. (“AUO”, formerly known as Acer Display Technology Inc.) was founded in the Hsinchu Science-based Industrial Park of the Republic of China on August 12, 1996. AUO’s main activities are the research, development, production and sale of thin film transistor liquid crystal displays (TFT-LCDs), and other flat panel displays used in a wide variety of applications, including notebook personal computers, desktop monitors, televisions, personal digital assistants, car televisions, digital cameras and camcorders, car navigation systems and mobile phones. AUO sells its products primarily in Asia and to a lesser extent, Europe and North America. On May 10, 2001, the Company’s stockholders approved a proposal to merge with Unipac Optoelectronics Corp. (“Unipac”) which was principally engaged in the research, development, design, manufacture and sale of TFT-LCD and LCD modules used in wide variety of applications. Unipac was subsequently dissolved.

AU Optronics (L) Corp. (“AUL”) is a wholly owned subsidiary of AUO and was incorporated in September 2000. AUL is a holding company investing in the wholly owned foreign subsidiaries i n cluding AU Optronics Corporation America (“AUA”), AU Optronics (Suzhou) Corp. (“AUS”), AU Optronics Europe B.V. (AUE), AU Optronics Korea Ltd. (AUK) and AU Optronics Corporation Japan (“AUJ”). AUS is engaged in the assembly of TFT-LCD module products in Mainland China. AUA, AUJ, AUE and AUK are mainly engaged in the sale of TFT-LCDs.

Konly Venture Corp. (“Konly”), a wholly owned subsidiary of AUO, was incorporated in August 2002. Konly is an investment holding company for future investments AUO plans to make in other similar technology companies.

The condensed consolidated financial statements include the accounts of AUO and the aforementioned subsidiaries, hereinafter, referred to individually or collectively as the “Company”.

This Summary Annual Report contains only the condensed consolidated financial statements of the Company. These consolidated financial statements are considered condensed because certain i n formation and note disclosures normally included in financial statements prepared in accordance with ROC GAAP, have been condensed or omitted. For a more complete discussion of accounting policies and recurring balance and transactions, these condensed consolidated financial statements should be read in conjunction with our December 31, 2004 audited consolidated financial statements and related notes included in our 2004 Annual Report.

The accompanying condensed consolidated financial statements have been derived from the originally issued Chinese version consolidated financial statements. In preparing the condensed consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities for the condensed consolidated balance sheets as of December 31, 2003 and 2004, and amounts of revenues and expenses in the condensed consolidated statements of operations for each of the years in the two year periods ended December 31, 2004.

The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Republic of China (“ROC GAAP”). These condensed consolidated financial statements are not intended to present the financial position of the Company and the related results of operations and cash flows based on accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of China. All significant inter-company balances and transactions are eliminated in the condensed consolidated financial statements.

(2) Earnings Per Common Share

     Earnings per common share in 2003 and 2004 are computed as follows:

	For the year ended December 31,

	2003			2004

	Pre-tax	After tax	Pre-tax	After tax

Basic earnings per share:		(in thousands)
Net income	15,573,259	15,659,928	28,024,198	27,962,852

Weighted average number of shares outstanding (thousand shares):
Shares of common stock at the beginning of the year	4,015,255	4,015,255	4,340,237	4,340,237
Issuance of common stock for cash	-	-	156,667	156,667
Issuance of shareholders stock dividends and employee stock bonus	244,055	244,055	305,804	305,804
Treasury stock	(2,926)	(2,926)	-	-
Certificates exchangeable for common shares	33,044	33,044	-	-

Weighted average number of shares outstanding during the year	4,289,428	4,289,428	4,802,708	4,802,708

Retroactive adjustment of capitalization of retained earning	300,260	300,260

Retroactively adjusted weighted average outstanding shares	4,589,688	4,589,688

Basic earnings per share (NT$)	3.63	3. 65	5. 84	5.82

Basic earnings per share – re troactively adjusted (NT$)	3.39	3. 41

	For the year ended December 31,

	2003

	Pre-tax	After tax

Diluted earnings per share:	(in thousands)
Net income	15,573,259	15,659,928
Effects of potential common shares:
Adjustment for interest of convertible bonds payable	34,301	25,726

	15,607,560	15 ,685,654

Shares of common stock at the beginning of the year	4,015,255	4,015,255
Potential number of common shares assumed upon conversion of convertible bonds	50,908	50,908
Treasury stock	(2,926)	(2,926)
Issuance of shareholders stock dividends and employee stock bonus	244,055	244,055
Certificates exchangeable for common shares	33,044	33,044

Weighted average number of shares outstanding during the year	4,340,336	4,340,336

Retroactive adjustment of capitalization of retained earning	303,824	303,824

Retroactively adjusted weighted average outstanding shares	4,644,160	4,644,160

Diluted earnings per share (NT$)	3.60	3.61

Diluted earnings per share –re troactively adjusted (NT$)	3.36	3.38

(3) Inventories

     Components of inventories at December 31, 2003 and 2004 consisted of the following:

	December 31,

	2003	2004

	NT$	NT$
	(in thousands)
Finished goods	2,627,540	4,950,732
Work in process	4,488,753	8,608,715
Raw materials and spare parts	3,446,763	3,356,574

	10,563,056	16,916,021
Less: provision for inventory obsolescence and devaluation	(606,928)	(1,031,032)

	9,956,128	15,884,989

Insurance coverage on inventories	10,652,200	21,234,750

US GAAP FINANCIAL INFORMATION

The following is a reconciliation of the Company’s 2004 and 2003 consolidated statements of operations and stockholders’ equity reported under ROC GAAP to US GAAP, which is to be included in the Company’s 2004 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

US GAAP reconciliation:

1. Reconciliation of consolidated net income:

		For the year ended December 31,

		2003	2004

		NT$	NT$
		(in thousands except per share data)
Net income, ROC GAAP		15,659,928	27,962,852
US GAAP adjustments:
Recognition of purchase method of accounting
-	Amortization of intangible assets	(1,049,496)	(1,049,496)
-	Amortization of premium on bonds payable	36,687	12,364
-	Depreciation	162,517	209,138
-	Deferred tax liabilities	680,849	-
Accrued pension liability		-	3,058
Compensation
-	Remuneration to directors and supervisors	(70,470)	(37,447)
-	Employee bonuses
	- Accrual	(1,268,454)	(1,622,709)
	- Adjustment to fair value	(450,977)	(5,593,883)
Investment gain (loss) on long-term investment-equity method		(163,376)	209,694
Investment loss in marketable securities		(34,877)	(922,901)
Provision for inventory obsolescence and devaluation		33,945	-
Accretion of interest expense resulting from beneficial conversion feature of convertible bonds		(18,507)	-
Depreciation on property, plant and equipment		(197,882)	(359,310)
Derivative financial instruments recorded at fair value		22,270	(249,585)
Compensated absences accrual		(73,874)	(49,232)
Escalation adjustment of rent expense		(15,453)	2,080
Tax effect of US GAAP adjustments		593,545	416,978
Valuation allowance for deferred tax assets		1,869,051	(819,053)

Net income, US GAAP		15,715,426	18,112,548

Basic earnings per share under US GAAP (in dollars)		3.51	3.80

Diluted earnings per share under US GAAP (in dollars)		3.47	3.80

Basic-Weighted-average number of shares outstanding (in thousands)		4,481,133	4,765,464

Diluted-Weighted-average number of shares outstanding (in thousands)		4,534,587	4,765,464

2. Reconciliation of consolidated stockholders’ equity:

	December 31,

	2003	2004

	NT$	NT$
	(in thousands)
Total stockholders’ equity, ROC GAAP	92,654,527	130,565,595
Recognition of purchase method of accounting
- Goodwill	10,946,732	10,946,732
- Intangible assets, net of amortization	5,247,478	4,197,982
- Other assets	275,161	484,299
- Other liabilities	(45,109)	(29,687)
Accrued compensation
- Remuneration to directors and supervisors	(70,470)	(37,447)
- Employee bonuses
- Accrual	(1,268,454)	(1,622,709)
Long-term investments-equity method	(167,167)	196,714
Decrease in cumulative translation adjustment	5,877	(12,333)
Marketable securities	(78,012)	(426,537)
Property, plant and equipment	(613,097)	(972,407)
Derivative financial instruments recorded at fair value	(63,366)	(308,785)
Compensated absences accrual	(134,711)	(183,943)
Escalation adjustment of rent expense	(113,938)	(111,858)
Deferred tax assets	403,428	-

Total stockholders’ equity, US GAAP	106,978,879	142,685,616

COMPARISON OF NYSE CORPORATE GOVERNANCE RULES AND OUR
CORPORATE GOVERNANCE PRACTICES

On November 4, 2003, the New York Stock Exchange (the “NYSE”) established new corporate governance rules. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with three NYSE rules: 1) satisfy the audit committee requirements of the Securities and Exchange Commission (the “SEC”) 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with the applicable NYSE corporate governance rules; and 3) provide a brief description of any significant difference between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies				Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies

Director independence
1.	Listed companies must have a majority of independent directors.			Although we are not required by the domestic regulations to have any independent directors on our board of directors, three of our nine board members are independent directors.

2.	In order to tighten the definition of “independent director” for purposes of these standards:			Our board of directors has affirmatively determined that our three independent directors have no material relationship with us. Our three independent directors also serve on our audit committee and therefore satisfy the independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
		(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.	Our standards for determining director independence comply with the regulations of Taiwan Stock Exchange (“TSE”) on which our shares are listed and traded. Under the domestic requirements, our board of directors is not required to make a formal determination of a director’s independence.

	(b)	In addition, a director is not independent if:
		(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.	According to the TSE regulations, the following persons shall not be considered an independent director, if during the most recent year, he/she was:
(ii)
			The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).	(i) an employee of us, or a director, supervisor, or employee of any of our affiliates (except that an independent director of our parent company or our subsidiary may concurrently act as the independent director of us);
(ii) an individual shareholder holding, directly or indirectly 1% or more of our total issued and outstanding shares, or one of our top 10 individual shareholders;
(iii) the spouse or a lineal relative to the person listed in item (i) or (ii) above within the “second degree” as

(iii)	(A) The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company’s audit within that time.
item (i) or (ii) above within the “second degree” as defined under Taiwan Civil Code;
			(iv)	a director, supervisor, or employee of a corporate shareholder that directly holds 5% or more of our total issued and outstanding shares, or is one of our top five corporate shareholders;
			(v)	a director, supervisor, or manager or shareholder holding 5% or more of the shares of a company that has a financial or business relationship with us;
	(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer or another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.	(vi)	an owner, partner, director, supervisor, or manager of sole proprietorship, partnership, company, institution or association that provides financial, business, legal, or consulting services to us or any of our affiliates or a professional providing such services, or the spouse of any of the above; or
	(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.	(vii)	an independent director or supervisor for more than five Taiwan companies.
In addition, an independent director must have at least five years working experience in commercial, legal, or financial affairs or in other fields necessary to our business.

After being elected, an independent director must pursue education/training courses for at least three hours per year in legal, finance or accounting and obtain a certification issued by the organization providing such education/training course.

If more than one-half of our board members are lineal relatives among themselves within the“ first degree”as defined under Taiwan Civil Code, or more than two-thirds of our board members have any of the following relationships among themselves, such directors are not qualified as “independent directors”:

			(i)	spouse;

			(ii)	a lineal relative to another board member within the “second degree” as defined under the Taiwan Civil Code;

			(iii)	a collateral relative to another board member within the “third degree” as defined under the Taiwan Civil Code;

			(iv)	representatives of the same corporate entity; or (v) affiliates.

3.	To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.		All of our directors attend the meetings of the board of directors. Non-management directors do not meet at regularly scheduled executive sessions without management. The ROC Company Law does not require companies incorporated in the ROC to have its non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee

4.	(a)	Listed companies must have a nominating/corporate governance committee composed entirely of n i dependent directors.

We do not have a nominating/corporate governance committee. Neither the ROC Company Law nor the TSE regulations require us to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices. The ROC Company Law requires that directors shall be elected by shareholders, but does not set forth the procedures for the nomination of directors. Under current ROC laws and rulings, the board of directors and the shareholders of ROC companies are both entitled to propose nominees to be elected as the directors at shareholders’ meetings. We have adopted specific rules which outline the procedures for our board and shareholders to nominate potential directors.

	(b)	The nominating/corporate governance committee must have a written charter that addresses:	We are not required by the domestic regulations to have a nominating/corporate governance committee written charter, and we do not have a nominating/corporate governance committee written charter.

(i) the committee’s purpose and responsibilities – which, at minimum, must be to: identify individuals qualified to become board members, consistent with criteria approved by the board, and to select, or to recommend that the board select, the director nominees for the next annual meeting of shareholders; develop and recommend to the board a set of corporate governance guidelines applicable to the corporation; and oversee the evaluation of the board and management; and
(ii) an annual performance evaluation of the committee.

Compensation Committee
5.	(a)	Listed companies must have a compensation committee composed entirely of independent directors.	We are not required by domestic regulations to have a compensation committee, and we do not have a compensation committee. However, the ROC Company Law requires that the measures by which director compensation are determined either be set forth in the company's articles of incorporation or be approved at a shareholders’ meeting. Our articles of incorporation currently provide that total director and supervisor remuneration shall be no more than 1% of distributable earnings after the payment of all income taxes, the deduction of any past losses, and the allocation of 10% of our earnings as legal reserves. Our articles of incorporation do not provide measures by which the compensation of executive officers are determined. Under the ROC Company Law and other applicable regulations, compensation of senior managers, including executive officers, shall be approved by the board. We will have a board meeting prior to June 30, 2005 to approve our compensation policy governing compensation of senior managers, including executive officers.

	(b)	The compensation committee must have a written charter that addresses:			We are not required by the domestic regulations to have a compensation committee written charter, and we do not have a compensation committee written charter.
		(i)	the committee’s purpose and responsibilities — which, at minimum, must be to have direct responsibility to:

			(A)	review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO’s compensation level based on this evaluation; and

			(B)	make recommendations to the board with respect to non-CEO executive officer compensation, and incentive-compensation plans and equity-based plans that are subject to board approval; and

			(C)	produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company’s annual proxy statement or annual report on Form 10-K filed with the SEC;

		(ii)	an annual performance evaluation of the compensation committee.

Audit committee
6.	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

We have an audit committee that conforms with the requirements of Rule 10A-3 under the Exchange Act.

Our audit committee is composed of three members.

Our audit committee members comply with the independence requirements of Rule 10A-3 under the Exchange Act.

We are not required by the domestic regulations to have an audit committee written charter, and we do not have an audit committee written charter.

7.	(a)	The audit committee must have a minimum of three members.

	(b)	In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

	(c)	The audit committee must have a written charter that addresses:

		(i)	the committee’s purpose – which, at minimum, must be to:

			(A)	assist board oversight of (1) the integrity of the listed company’s financial statements, (2) the listed company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the listed company’s internal audit function and independent auditors; and

			(B)	prepare an audit committee report as required by the SEC to be included in the company’s annual proxy statement;

		(ii)	an annual performance evaluation of the audit committee; and

		(iii)	the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to:

			(A)	at least annually, obtain and review a report by the independent auditor describing: the firm’s internal quality control procedures; any material issues raised by the most recent in ternal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor’s independence) all relationships between the independent auditor and the listed company;

			(B)	meet to review and discuss the listed company’s annual audited financial statements and quarterly financial statements with management and the independent auditor, in cluding reviewing the company’s specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

			(C)	discuss the listed company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

			(D)	discuss policies with respect to risk assessment and risk management;

			(E)	meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;

			(F)	review with the independent auditor any audit problems or difficulties and management’s response;

			(G)	set clear hiring policies for employees or former employees of the independent auditors; and

			(H)	report regularly to the board of directors.

	(d)	Each listed company must have an internal audit function.

Equity compensation plans
8.	Shareholders must be given the opportunity to vote on equity- compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.				Under the corresponding domestic requirements in the ROC Company Law and the ROC Securities Exchange Act shareholders approval is required for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans and to grant options to employees pursuant to such plans, subject to the approval of the Securities and Futures Bureau

Financial Supervisory Commission, Executive Yuan, ROC, and to approve share buy-back programs and the transfer of shares to employees under such programs. We intend to follow only the domestic requirements.

Corporate governance guidelines
9.	Listed companies must adopt and disclose corporate governance guidelines.	We currently comply with the domestic non-binding corporate governance principles promulgated by the TSE, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees

10.	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	Our employee handbook, which applies to all officers and employees, contains provisions covering conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets and encouraging the reporting of any illegal or unethical behavior. Although, we have not adopted a written code of ethics specifically for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we believe that the provisions in our employee handbook cover these individuals and there have not been any waivers of the provisions of the employee handbook for any officers or employees. Ethical oversight and actual or apparent conflicts of interest have historically been handled informally by senior management, the board of directors and supervisors. We will continue to address violations of the code of business conduct and ethics contained in our employee handbook and will continue to consider a separate code of ethics with the board of directors should the need arise.

Description of Significant Differences
11.	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

CEO certification
12.	(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.	As a foreign private issuer, we are not required to comply with this rule, however, our CEO provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act

	(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of t h is Section 303A.	We intend to comply with this requirement.

(c)	Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	The annual Written Affirmation must be submitted 30 days after July 31, 2005. We intend to submit the annual Written Affirmation within this period and any interim Written Affirmations required in the future.

NOTES TO SHAREHOLDERS:

1.	For the Company’s 2004 annual report on Form 20-F, which includes an explanation of the main differences between ROC GAAP and US GAAP affecting the Company’s consolidated financial statements, please refer to the “US SEC filings” section under “Investors” of the Company’s website at http://www.auo.com/auoDEV/investors.php?sec=usSecFilings&func=ussecfilings after July 31, 2005.

2.	Shareholders who wish to obtain the 2004 annual report on Form 20-F may request copy to be sent free of charge by contacting the Depositary at 1-888-301-0508 after July 31, 2005

3.	After June 15, 2005, the Company’s resolution notice of 2005 Annual General Shareholders’ Meeting will be accessible on the URL site of http://www.auo.com/auoDEV/investors.php?sec=invInfo&func=information